                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*



                                Urologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  917273 10 4
                    --------------------------------------
                                (CUSIP Number)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 5 Pages

------------------------                             --------------------------
CUSIP No.  917273 10 4              13G                   Page 2 of 5 Pages
         --------------                                       ---  ---
------------------------                             --------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     John M. Reid

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     American

-------------------------------------------------------------------------------
                               5 SOLE VOTING POWER

          NUMBER OF                                 596,337
                             ---------------------------------------------------
            SHARES             6  SHARED VOTING POWER

         BENEFICIALLY                                  0

           OWNED BY          ---------------------------------------------------
                               7  SOLE DISPOSITIVE POWER
             EACH
                                                    596,337
          REPORTING
                             ---------------------------------------------------
            PERSON             8  SHARED DISPOSITIVE POWER

             WITH                                      0

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      596,337

-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       6.5%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                                       IN

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer
            --------------

            Urologix, Inc., a Minnesota corporation

      (b)   Address of Issuer's Principal Executive Offices
            -----------------------------------------------

            Urologix, Inc., 14405 21st Avenue North, Minneapolis, MN 55447
Item 2.
      (a)   Name of Person Filing.  This statement is being filed by
            ---------------------
            John M. Reid, an individual.

      (b)   Address of Principal Business Office or, if none, Residence.  The
            -----------------------------------------------------------
            principal address of Mr. Reid is 195 Bunker Hill Avenue, Stratham, NH 03885.

      (c)   Citizenship.  Mr. Reid is an American citizen.
            -----------

      (d)   Title of Class of Securities.  Common Stock, $0.01 par
            ----------------------------
            value per share.

      (e)   CUSIP Number. 917273 10 4
            ------------

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
            -----------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

      (a)   [_]   Broker or Dealer registered under Section 15 of the Act

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Act

      (c)   [_]   Insurance Company as defined in Section 3(a)(19) of the Act

      (d)   [_]   Investment Company registered under Section 8 of the
                  Investment Company Act

      (e)   [_]   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940

      (f)   [_]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

      (g)   [_]   Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)
                  (G)(Note: See Item 7)

      (h)   [_]   Group, in accordance with (S)240.13d-1(b)(ii)(H)

            Not Applicable

Item 4.     Ownership
            ---------

            As of December 31, 1996, the ownership of Mr. Reid was as follows:

      (a)   Amount Beneficially Owned - 596,337

      (b)   Percent of Class - 6.5%

      (c) Of the shares owned by Mr. Reid, Mr. Reid has the power to vote or dispose of the shares as follows:

            (i)    Sole power to vote or direct the vote - 596,337
            (ii)   Shared power to vote or direct the
                     vote - 0
            (iii)  Sole power to dispose or direct the
                     disposition of - 596,337
            (iv)   Shared power to dispose or direct the
                     disposition of - 0

Item 5.     Ownership of Five Percent or less of a Class
            --------------------------------------------

            Not Applicable.



                               Page 3 of 5 Pages

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------

            Not Applicable.

Item 7.     Identification and Classification of the Subsidiary which
            ---------------------------------------------------------
            Acquired the Security Reported on by the Parent Holding Company.
            ---------------------------------------------------------------

            If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(iii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------

            Not Applicable.

Item 9.     Notice of Dissolution of Group
            ------------------------------

            Not Applicable.

Item 10.    Certificates
            ------------

            The following certificates shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

            Not Applicable.

                               Page 4 of 5 Pages

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 10, 1997                   /s/ John M. Reid
                                    --------------------------------------------
                                    John M. Reid



                               Page 5 of 5 Pages